UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________

FORM 12b-25

SEC File Number: 001-39138

CUSIP Number: 03212A105

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For Period Ended: March 31, 2021

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

Amplitude Healthcare Acquisition Corporation

(Full name of registrant)

N/A

(Former name if applicable)

1177 Avenue of the Americas, FL 40

(Address of principal executive office (Street and number))

New York, New York 10036

(City, state and zip code)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Amplitude Healthcare Acquisition Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Quarterly Report”). The Company has determined that it is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense for the reason set forth below.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since issuance on November 22, 2019, the Company’s warrants were accounted for as equity within its balance sheet, and after discussion and evaluation, the Company has concluded that its warrants should be presented as liabilities with subsequent fair value remeasurement.

Therefore, on May 16, 2021, the Audit Committee of the Board of Directors of the Company, in consultation with the Company’s management, concluded that (i) its previously issued financial statements for the period from August 13, 2019 (Inception) through December 31, 2019 and the year ended December 31, 2020, which were included in its Annual Report Form 10-K for the fiscal year ended December 31, 2020, as filed with the Securities and Exchange Commission ("SEC") on March 30, 2021 (the “Form 10-K”), (ii) its previously issued financial statements for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020 and (iii) certain items on its previously issued audited balance sheet dated as of November 22, 2019, the date on which the company’s initial public offering closed, that were previously reported in a Current Report on Form 8-K filed with the SEC on November 27, 2019 should be restated because of a misapplication of the guidance around accounting for certain of our outstanding warrants to purchase common stock (the “Warrants”) and should no longer be relied upon.

The Company is working diligently to complete the Quarterly Report as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Warrants in accordance with the SEC Staff Statement and the Company’s management’s focus on preparing an amendment to the Form 10-K, the Company is unable to complete and file the Quarterly Report by the required due date of May 17, 2021 without unreasonable effort and expense. The Company does, however, expect to file the Quarterly Report within five calendar days thereof.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Kenneth Clifford	(212) 823-1900
(Name)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes  ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes  ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant increase in net income for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020, as restated, primarily due to the change in fair value of the warrant liability. A reasonable estimate of the change in net income could not be made as of the current date as Company management is still preparing its unaudited condensed financial statements for the three months ended March 31, 2021.

Forward-Looking Statements

Certain statements made herein that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s intent to restate certain historical financial statements and the timing of the restatement, the Company’s statements regarding its anticipated results of operations for the three months ended March 31, 2021, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These statements are subject to a number of risks and uncertainties including, but not limited to, those factors discussed in the Company’s final prospectus relating to its initial public offering, dated November 19, 2019, and filed with the SEC on November 21, 2019, in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed with the SEC on March 30, 2021, and other filings with the SEC. If any of these risks materialize or if assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Amplitude Healthcare Acquisition Corporation

_______________________________

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Bala Venkataraman
	Name:	Bala Venkataraman
	Title:	Chief Executive Officer

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